UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
14 February 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Issued by Harmony Gold
Mining Company Limited
14 February 2013
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Investor Relations Officer
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony’s Kusasalethu mine to re-open
Johannesburg, Thursday, 14 February 2013. Harmony Gold Mining Company Limited
(‘Harmony’ or the ‘Company’) is pleased to announce that its Kusasalethu mine – closed since 20 December last year – will re-open in a phased process following the successful conclusion of an agreement with the various trade unions representing the majority of all employees at the mine.
The company temporarily closed the mine in the interest of safety following weeks of unprotected strike action, a refusal to adhere to work policies and procedures, and several incidents of violence by some employees and contractors.
A consultation process in terms of Section 189 of the Labour Relations Act, 66 of 1995
(“LRA") began on 7 January 2013 between Harmony and Kusasalethu employees represented by the Association of Mineworkers and Construction Union (AMCU), the
National Union of Mineworkers (NUM), Solidarity and UASA (collectively referred to as
“the Unions”).
A pre-condition for re-opening the mine was the acceptance by all employees of various conditions, all broadly relating to employees committing to full compliance with policies and procedures and safe and orderly conduct. These conditions were agreed to by the
Unions. In terms of the agreement it was also agreed that each employee would sign a code of conduct to show their individual commitment to ensuring that Kusasalethu is mined in a safe and secure way with full respect for the rule of law.
The start-up plan for the mine will commence on 15 February 2013. Employees will return over a period of time in phases and will be called back individually from about
19 February 2013 to ensure a safe and smooth process. Individual signings of the code of conduct, training on the guarantees and undertakings agreed to in the agreement as well as health and safety inductions will start on the same date. Inductions and the process of making underground areas safe are expected to take up to six to eight weeks to complete.
Consequently, it is planned that the mine will operate as normal towards the end of April
2013. The mine is expected to return to full production towards the end of June 2013.
The Section 189 process in terms of the LRA has been suspended for a further 12 months, which means that should the situation on the mine degrade to a situation similar to that which gave rise to the temporary closure, the Section 189 process will resume.
A monitoring committee will be established, consisting of union leaders, and management under the chairmanship of a senior commissioner of the Commission for Conciliation,
Mediation and Arbitration (CCMA), to ensure that the guarantees and undertakings in the agreement are complied with.
“We have received satisfactory assurances from all employee organisations – AMCU,
NUM, Solidarity and UASA – that their members have committed to compliance with the conditions. On this basis, management feels comfortable to proceed with re-opening the mine,” Harmony’s chief executive officer, Graham Briggs, said today.
“Existing and established rights of engagement from both a labour and employer perspective have been reinforced and we are pleased that we can continue mining at
Kusasalethu. Safety is our first priority and we refuse to compromise on this value.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:
February 14, 2013
Harmony Gold Mining Company Limited
By: /s/
Frank Abbott
Name:
Frank  Abbott
Title:     Financial
Director